HSBC USA Inc.

EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Three Months Ended March 31	2010	2009

	(dollars are in millions)

Ratios excluding interest on deposits:
Net income (loss)	$554	$(89)
Income tax expense	320	41
Less: Undistributed equity earnings	-	-
Fixed charges:
Interest on:
Borrowed funds	21	19
Long-term debt	140	237
One third of rents, net of income from subleases	7	5

Total fixed charges, excluding interest on deposits	168	261
Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,042	$213

Ratio of earnings to fixed charges	6.20	0.82

Total preferred stock dividend factor(1)	$29	$10

Fixed charges, including the preferred stock dividend factor	$197	$271

Ratio of earnings to combined fixed charges and preferred stock dividends	5.29	0.79

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$168	$261
Add: Interest on deposits	163	313

Total fixed charges, including interest on deposits	$331	$574

Earnings before taxes and fixed charges, net of undistributed equity earnings	$1,042	$213
Add: Interest on deposits	163	313

Total	$1,205	$526

Ratio of earnings to fixed charges	3.64	0.92

Fixed charges, including the preferred stock dividend factor	$197	$271
Add: Interest on deposits	163	313

Fixed charges, including the preferred stock dividend factor and interest on deposits	$360	$584

Ratio of earnings to combined fixed charges and preferred stock dividends	3.35	0.90

(1)	Preferred stock dividends grossed up to their pretax equivalents.